del Rey Global Investors Funds
del Rey Monarch Fund
Howard Hughes Tower
6701 Center Drive West
Suite 655
Los Angeles, California 90045
(310) 649-1233
gwheeler@delreyglobal.com
January 28, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	del Rey Global Investors Funds File Nos. 333-167999 and 811-22432 Pre-Effective Amendment No. 3
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, del Rey Global Investors Funds (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form N-1A, relating to the del Rey Monarch Fund (the “Fund”), a series of the Registrant, so that it will become effective on January 28, 2011, or as soon thereafter as practicable.
We request that we be notified of such effectiveness by a telephone call to David Solander of Willkie Farr & Gallagher LLP at (202) 303-1151.
The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:
(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,
del Rey Global Investors Funds

By:	/s/ Gerald W. Wheeler Gerald W. Wheeler Chairman, President and Chief Financial Officer
Foreside Fund Services, LLC.

By:	/s/ Mark S. Redman Mark S. Redman President